11016145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY A. NAUMNIK, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 3, 2017

Notary Public

Signature

VP and Corporate Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

December 31, 2010

(Dollars in thousands)

Assets

Cash and cash equivalents (note 2)	$	43,305
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		63,817
From the Pioneer Family of Mutual Funds		130
Due from affiliates (note 8)		53,140
Other		412
Dealer advances (net of accumulated amortization of $7,975) (note 9)		2,587
Prepaid service fees (net of accumulated amortization of $2,859) (note 9)		862
Deferred tax assets (note 4)		2,010
Other assets		986
Total assets	$	167,249

Liabilities and Stockholder's Equity

Payable to the Pioneer Family of Mutual Funds for fund shares sold	$	63,817
Accrued expenses and accounts payable		7,455
Due to affiliates (note 8)		221
Deferred tax liabilities (note 4)		1,421
Distribution and service fees due to brokers and dealers		19,023
Total liabilities		91,937
Stockholder's equity:		
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 510 shares		—
Paid-in capital (notes 6 and 7)		243,790
Accumulated deficit		(168,478)
Total stockholder's equity		75,312
Total liabilities and stockholder's equity	$	167,249

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2010

(Dollars in thousands)

Related party revenues (note 8):		
Marketing and promotional services	$	93,943
Other		4,663
Revenues and other income (note 2):		
Distribution revenues		3,068
Commissions		3,709
Net gain on trading securities		1,261
Other income		308
Total revenues and other income		106,952
Related party expenses (note 8):		14,780
Distribution and administrative expenses:		
Sales and marketing		49,261
Salaries and related benefits		21,077
Depreciation and amortization		7,597
Rent and facilities expenses		3,009
Data processing		1,369
Travel and entertainment		1,203
Share-based compensation (note 6)		483
Other		3,081
Total distribution and administrative expenses		101,860
Income before provision for income taxes		5,092
Provision for income taxes (note 4)		2,225
Net income	$	2,867

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2010

(Dollars in thousands)

	Common stock					
	Number of shares	**Amount**	**Paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**	**Comprehensive income**
December 31, 2009	510	$ —	243,304	(171,342)	71,962	
Capital contribution 2009 reclassification	—	—	3	(3)	—	
Adjusted, December 31, 2009	510	—	243,307	(171,345)	71,962	
Net income	—	—	—	2,867	2,867	2,867
Capital contribution (note 7)	—	—	483	—	483	—
Comprehensive income	—	—	—	—	—	$ 2,867
December 31, 2010	510	$ —	243,790	(168,478)	75,312	

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2010

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,867
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes, net		375
Depreciation and amortization		7,597
Net gain on trading activities		(1,261)
Share-based compensation		483
Purchases of trading securities		(25,000)
Proceeds from trading activities		7,620
Transfer of trading securities to affiliate		32,281
Changes in operating assets and liabilities:		
Increase in receivable from securities brokers and dealers for sales of mutual fund shares		(24,023)
Decrease in receivable from the Pioneer Family of Mutual Funds		16
Increase in due from affiliates, net		(18,706)
Increase in other receivables		(43)
Increase in dealer advances, net		(5,706)
Increase in prepaid service fees, net		(1,903)
Increase in other assets		(196)
Increase in payable to the Pioneer Family of Mutual Funds for fund shares sold		24,023
Increase in accrued expenses and accounts payable		1,426
Increase in distribution and service fees due to brokers and dealers		863
Net cash provided by operating activities		713
Net increase in cash and cash equivalents		713
Cash and cash equivalents, beginning of year		42,592
Cash and cash equivalents, end of year	$	43,305

See accompanying notes to financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG).

In May of 2010, UCG initiated a strategic review process, in which it announced its plans to seek a potential buyer or buyers of its asset management business (PGAM), and has retained an investment bank to conduct a formal auction process. UCG has received preliminary indications of interest from a number of parties and has narrowed the group to a small number of potential buyers. Those firms are currently conducting due diligence reviews of PGAM. As of December 31, 2010 and through February 25, 2011, the review remains in process and no final resolution is imminent.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars unless otherwise specified.

(b) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

(Continued)

(Dollars in thousands)

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares) and the gains on sales of Class B share rights sold pursuant to the Class B share rights program (see notes 8 and 9). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related party revenue primarily consists of Class B share rights revenue as well as income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(c) ***Cash and Cash Equivalents***

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2010 consist of cash of $43,305 segregated in accordance with FINRA regulations, including amounts in the Pioneer Cash Reserves Fund of $35,000.

(d) ***Recently Issued Accounting Pronouncements***

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*. ASU 2010-06 will require new disclosures with regards to significant transfers in and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements within the Level 3 fair value roll forward. ASU 2010-06 also clarifies existing fair value disclosures about the appropriate level of disaggregation and about inputs and valuation techniques for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010, and for interim periods within those fiscal years. The adoption on January 1, 2010 of the additional disclosure requirements of ASU 2010-06 did not materially impact the Company's financial statements.

(Continued)

(e) ***Foreign Currency Transactions***

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and intercompany arrangements and are included in the determination of net income.

(f) ***Valuation of Financial Instruments***

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(g) ***Comprehensive Income***

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(h) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2010, premises and equipment included in other assets amounted to $120, net of accumulated depreciation of $933. Depreciation expense for the year ended December 31, 2010 was $86 and is included in depreciation and amortization in the accompanying statement of operations.

(i) ***Concentrations of Credit Risk***

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(j) ***Legal and Other Loss Contingencies***

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities are not discounted.

(Continued)

(k) Share-Based Compensation

Certain employees of the Company are eligible to participate in various stock option and incentive compensation plans established by PGAM. Stock option awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are remeasured and the liability is adjusted accordingly at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the statement of operations.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 7 for further discussion.

(l) Income Taxes

The Company follows the provisions of FASB Accounting Standards Codification (ASC) 740 (FIN 48), *Accounting for Uncertain Tax Positions*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. U.S. GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(Continued)

(Dollars in thousands)

(m) Subsequent Events

The Company follows the provisions of FASB ASC 855, *Subsequent Events*, effective for interim or annual financial periods ending after June 15, 2009, which was intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Pursuant to the adoption of ASC 855, the Company evaluated all subsequent events through February 25, 2011, which coincides with the date that the financial statements are available to be issued.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-l. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-l, was $15,467 at December 31, 2010, which exceeds required net capital of $250 by $15,217.

The Company is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies and variable annuities. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

(Dollars in thousands)

Income tax expense consisted of the following:

Current:		
Federal	$	1,514
State		336
		1,850
Deferred:		
Federal		321
State		54
		375
Total tax expense	$	2,225

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory tax rate	35.00%
Changes in tax rate resulting from:	
Nondeductible items (meals and entertainment)	9.21
State income tax (net of effect on federal income tax)	4.98
Change in valuation allowance	(6.15)
Other, net	0.66
Effective tax rate	43.70%

In keeping with Company policy, current year state income tax includes net worth/franchise taxes of $110.

The Company follows the provisions of ASC 740-10 (formerly FIN 48). The liability for unrecognized tax benefits includes accrued interest and penalties of $143 and $141, as of January 1, 2010 and December 31, 2010, respectively. The Company does not expect that a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The 2007 – 2009 tax years remain open to examination by the major jurisdictions in which the Company is subject to tax. The 2006 tax year remains open as it is under examination by the State of Massachusetts.

(Continued)

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise net deferred tax assets of approximately $589. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	681
Depreciation		709
Disallowed capital losses		623
Other		67
		2,080
Valuation allowance		(70)
Total deferred tax assets		2,010
Deferred tax liabilities:		
Dealer advances		(983)
Net deferred intercompany gains on marketable securities		(438)
		(1,421)
Net deferred tax asset	$	589

During the year ended December 31, 2009, the Company recorded a valuation allowance of $421, primarily against the potential tax benefit related to realized and unrealized losses on investments for financial statement purposes. Such losses, when recognized for tax purposes, would generate capital losses under U.S. tax law. Applicable federal and state tax rules limit the recognition of capital losses to the amount of capital gains. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against the deferred tax asset. Due to decreases in the underlying unrealized losses on investments for which the valuation was recorded against in prior years, the Company has recorded a decrease in the valuation allowance of $351 against the related deferred tax asset.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2010. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(Dollars in thousands)

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2% of eligible compensation. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,385 for the year ended December 31, 2010, and are included as a component of salaries and related benefits in the accompanying statement of operations.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans. In 2001, PGAM's Board of Directors approved the 2001 Long Term Incentive Plan (2001 LTIP) for key employees of PGAM and its subsidiaries. Each 2001 LTIP option has a three-year cliff vesting period, and expiration of each grant is 10 years after grant date. Exercises of LTIP options may be settled in shares of PGAM stock or in cash, but have generally been cash settled. The options were granted at a strike price corresponding to the estimated fair value of a common share of PGAM's stock at each grant date. Following the exhaustion of the 5,000,000 options initially reserved for issuance under the 2001 LTIP, in September 2004, PGAM's Board of Directors approved a new Medium Term Incentive Plan (MTIP) under which PGAM awarded new options to key employees. Options under MTIP are broadly similar to the 2001 LTIP stock options. Differences between the two plans are a shorter vesting period of less than three years and the requirement for the settlement of MTIP option exercises to be in cash, as MTIP awards are subject to a combination of call and put option agreements with UCG.

There were no stock options transactions under the 2001 LTIP and MTIP during the year ended December 31, 2010. Outstanding and exercisable stock options under the 2001 LTIP and MTIP are as follows:

	Shares		Weighted average exercise price
Outstanding at January 1 and December 31, 2010	1,745	€	49.81
Exercisable at December 31, 2010	1,745		49.81

(Dollars in thousands)

The aggregate intrinsic value of the stock options outstanding as of December 31, 2010 under the 2001 LTIP and MTIP is approximately $14. For the year ended December 31, 2010, there were no share-based liability payments made by PIM USA in connection with the Company's participation in these plans. The weighted average remaining life of the stock options outstanding under the 2001 LTIP and MTIP is approximately 0.5 years.

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index, have a three-year vesting (cliff vest) period, and expire ten years from the grant date.

There were no stock options transactions under the 2005 LTIP during the year ended December 31, 2010. Outstanding and exercisable stock options under the 2005 LTIP are as follows:

	Shares		Weighted average exercise price
Outstanding at January 1 and December 31, 2010	7,218,855	€	1.00
Exercisable at December 31, 2010	7,218,855		1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2010 under the 2005 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 7,218,855 exercisable stock options under the 2005 LTIP as of December 31, 2010. The weighted average remaining life of the stock options outstanding under the 2005 LTIP is approximately 5.8 years.

In October 2008, PGAM's Board of Directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprise two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38-month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment component provides participants with the right to receive a cash payment, upon vesting, equal to the award amount of €1 per each unit, adjusted for the performance of each participant's self-directed Measurement Fund(s). The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on April 30, 2012. In light of the strategic review mentioned in note 1, the 2008 LTIP was supplemented during 2010, whereas, upon change in control, as defined by the supplement, would generate an automatic payment event, resulting in a mandatory exercise of the employees' prorated vested balance.

(Continued)

(Dollars in thousands)

Other than the forfeitures indicated below, there were no stock options or units of investment transactions under the 2008 LTIP during the year ended December 31, 2010. Outstanding and exercisable stock options and units of investment under the 2008 LTIP are as follows:

	Shares	Units of investment	Total
Outstanding at January 1, 2010	1,548,607	1,032,401	2,581,008
Forfeitures during 2010	(60,335)	(40,224)	(100,559)
Outstanding at December 31, 2010	1,488,272	992,177	2,480,449
Exercisable at December 31, 2010	—	—	—

The aggregate intrinsic value of the stock options outstanding as of December 31, 2010 under the 2008 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2008 LTIP as of December 31, 2010. The weighted average remaining life of the stock options outstanding under the 2008 LTIP is approximately 2.9 years.

In November 2009, PGAM's Board of Directors approved the 2009 Long Term Incentive Plan (2009 LTIP). The 2009 LTIP comprise solely Units of Investment granted effective in January 2010. The Units of Investment provide participants with the potential right to receive a cash payment, upon vesting, equal to the award amount of €1 per unit, adjusted for a Performance Matrix Assessment, as carried out by the Board of Directors or delegated corporate body at the end of the three-year performance cycle (fiscal year 2010, 2011, and 2012). The Performance Matrix Assessment has two Key Performance Indicators: performance of each participant's self-directed Measurement Fund(s) versus their designated benchmarks, and a measurement of PGAM's Non-Proprietary Channel revenue growth versus established budgets. The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on March 31, 2013. The number of Units of Investment granted to employees of the Company, pursuant to the 2009 LTIP, was 535,000. In light of the strategic review mentioned in note 1, the 2009 LTIP was supplemented during 2010, whereas, upon change in control, as defined by the supplement, would generate an automatic payment event, resulting in a mandatory exercise of the employees' prorated vested balance. The 2009 LTIP was also amended to remove the PGAM Non-Proprietary Channel revenue growth versus established budgets.

(Continued)

(Dollars in thousands)

Outstanding and exercisable stock options under the 2009 LTIP are as follows:

	Units of Investment		Weighted average exercise price
Outstanding at January 1, 2010	—	€	—
Grants	535,000		1.00
Outstanding at December 31, 2010	535,000		1.00
Exercisable at December 31, 2010	—		—

The aggregate intrinsic value of the stock options outstanding as of December 31, 2010 under the 2009 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2009 LTIP as of December 31, 2010. The weighted average remaining life of the stock options outstanding under the 2009 LTIP is approximately 2.25 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2001 LTIP	2005 LTIP	2008 LTIP	2009 LTIP
Expected term of options (years)	3	3	3	3
Volatility	49.04%	26.20%	26.20%	26.20%
Risk free rate (zero coupon curve)	0.54	2.42	2.66	2.66
Dividend yield	1.74	1.10	1.10	1.10

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA, principally relating to share-based compensation, are recorded as contributions of capital in the accompanying statement of changes in stockholder's equity and comprehensive income. For the year ended December 31, 2010, the underlying transactions relating to share-based compensation awards totaled $483.

(Dollars in thousands)

(8) Related-Party Transactions

The Company has a financing arrangement with PIM, whereby PIM agrees to purchase on an ongoing monthly basis, at a premium and without recourse, the rights to receive future distribution fees and deferred sales charges on Class B shares of the Pioneer Funds issued after January 1, 2002. For the year ended December 31, 2010, the Company recognized revenue totaling $25 associated with such sales; this is included as a component of other related party revenues in the accompanying statement of operations. The related cost associated with the underlying Class B share sales activity of the Pioneer Funds for the year ended December 31, 2010 totaled $22, and is a component of related party expenses in the accompanying statement of operations. Effective January 1, 2010, the Company discontinued sales of B shares.

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2010, amounts allocated to PIM amounted to $93,943 and are classified as marketing and promotional services in the accompanying statement of operations.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2010, the Company was allocated $11,943, as follows:

Salaries and related benefit expenses	$	7,997
Professional services and facilities related expenses		3,165
Other general and administrative expenses		781
	$	11,943

Other related party revenue of approximately $4,638 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Approximately $2,815 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those, which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(9) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class R, Class Y, and Class Z shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4% on the Class B shares and 1% for Class C shares.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(10) Commitments and Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims pursuant to U.S. lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant.

(Dollars in thousands)

On January 15, 2009, PIM USA was served with a complaint filed (on July 14, 2008) by Frank Foy, a former employee of the state of New Mexico, and Foy's wife, concerning certain investments made by two state pension funds, the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC) in Vanderbilt Financial, LLC (VF)[1], a capital vehicle managed by Vanderbilt Capital Advisors, LLC (VCA), a wholly owned subsidiary of PIM USA (the Foy Litigation). The Foys brought this lawsuit under the state's *qui tam* statute, the New Mexico Fraud Against Taxpayers Act (FATA), which allows private citizens to bring an action on behalf of the state to recover money or property and rewards the successful plaintiffs with a share of the recovery. The complaint also stated claims under the state's Unfair Practices Act (UPA). VF, VCA, PIM USA, and several current or former directors and officers of the affiliated entities, along with PGAM and UCG, are named as defendants (Group), along with law firms, external auditors, investment banks, and officials of the state of New Mexico.

The plaintiffs in the Foy Litigation allege that the Group and other defendants fraudulently induced the pension funds to invest in VF by furnishing false information about the nature of the investments and further, that certain improper payments were made to a political associate of the Governor of New Mexico. Originally, the claimed damages were the initial investment of $90 million plus lost profits of $30 million, which trebled under FATA, brought the claim to $360 million plus attorney's fees and costs. On March 8, 2010, the plaintiffs filed a purported amended complaint seeking to add one additional plaintiff, several additional defendants, and over 50 additional counts. Foy also sought to put at issue other CDO transactions involving VF in which the State Investment Counsel invested, bringing the claim for damages (after trebling) to $864 million. The defendants challenged whether the amended complaint was properly filed and urged the court to rule promptly on the previously submitted motions to dismiss.

On April 28, 2010, the trial court judge issued an order dismissing all of the claims in the original complaint, holding that retroactive application of FATA to the alleged conduct, all of which occurred prior to the statute's passage, would be unconstitutional. The judge also dismissed the UPA claims. A month later, the Foys filed motions asking the judge to reconsider the dismissal or, alternatively, to certify for interlocutory appeal the legal question regarding retroactive application of FATA. The defendants opposed the motions, and the judge issued his decisions on September 2, 2010. He certified the question for appeal, and ordered the plaintiffs to strip the amended complaint of all allegations that were inconsistent with his rulings in the case. On October 21, 2010, the Court of Appeals refused the Foys' request for an interlocutory appeal. On February 7, 2011, the trial court issued an order permitting Foy to proceed on the claims remaining in the Amended Complaint. Normally, responses to these claims would be due within 10 days; however, defendants will request additional time in order to revise and refile their motions to dismiss.

---

1 VF was liquidated in January 2010. A notice of dissolution was filed with the court at that time.

(Continued)

(Dollars in thousands)

At the present time, neither the Group nor outside legal counsel is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss, if any, attributable to the Foy Litigation or the impact, if any, it may have on PIM USA's financial results. Accordingly, PIM USA has not established a reserve specific to this matter at December 31, 2010.

On January 14, 2010, PIM USA was served with a related class action/derivative lawsuit brought by lead plaintiff Donna Hill, an employee of New Mexico State University, on behalf of herself and other participants in the ERB pension fund (the Hill Litigation). A "copy-cat" suit exactly paralleling the Hill Litigation was filed in February 2010 by another ERB pension fund participant, Michael Hammes (the Hammes Litigation). Both the Hill Litigation and the Hammes Litigation make factual allegations similar to those made in the Foy Litigation, but bring claims under common law theories of fraud, breach of fiduciary duty (against the ERB members), and aiding and abetting breaches of duty by the ERB members.

The Hill Litigation and the Hammes Litigation complaints originally named VCA, VF, PIM USA, and various current or former individual officers and directors of VCA, VF, and/or PIM, as well as the ERB board members and other parties unconnected to the Group. In February 2010, the Hill Litigation was removed to federal court. The parties in the Hammes Litigation, which remains in state court, have agreed to extend the deadline for the defendants to respond indefinitely, while the Hill Litigation proceeds. Subsequently, the parties in the Hill Litigation agreed to dismiss the individual Group defendants and PIM USA without prejudice. Neither complaint specified the amount of damages at issue, but in any event, these would be subsumed in the total claimed in the Foy Litigation.

On August 31, 2010, the Group defendants filed a motion to dismiss all of the claims in the Hill Litigation. Plaintiffs opposed the motion, and a hearing was held in New Mexico federal district court on October 29, 2010. The parties are awaiting the judge's ruling. At the present time, neither the Group nor outside legal counsel is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss, if any, attributable to the proceedings or the impact, if any, it may have on PIM USA's financial results. Accordingly, PIM USA has not established a reserve specific to this matter at December 31, 2010.

PIM USA has received notice that VCA has been named as a defendant in litigation filed in Indiana state court on September 29, 2010, by the state's Acting Commissioner of Insurance, Stephen Robertson, along with co-defendant, Vanderbilt Avenue Asset Management LLC (VAAM). VAAM is the institutional asset manager set up by a former VCA employee, after he bought VCA's New York institutional business in 2008. At the time of the sale, the largest investor being managed out of New York was Capital Assurance Corporation (CAC), the 100% owner of the Standard Life Insurance Company of Indiana (Standard Life), which had been undergoing severe financial and regulatory problems. In 2008, the Commissioner took control of Standard Life's assets and was appointed Rehabilitator. His office filed the "Indiana Litigation" alleging breach of fiduciary duty and unjust enrichment against certain senior managers of CAC and Standard Life, and breach of contract, breach of fiduciary duty and violations of the Indiana Securities Act against VAAM and VCA as investment managers for CAC. The Commissioner is seeking return of all management fees paid to VAAM and VCA, plus an unspecified amount of losses (net of profits), plus interest.

 (Continued)

The same law firm defending the Group defendants in the New Mexico cases, has been engaged to defend VCA in the Indiana Litigation, and has been instructed to contact the Commissioner's counsel to accept service and to pursue a joint defense with VAAM. VAAM has its own counsel, and although there are mutual indemnification arrangements in place, VAAM and VCA will each pay its own cost of defense. Any discussion of ultimate liability, if any, will be postponed until the conclusion of the case.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2010

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	75,312
Deduct nonallowable assets:		
Receivables		(130)
Due from affiliates		(53,140)
Prepaid service fees and dealer advances		(3,449)
Other assets		(3,408)
Haircuts on securities and outstanding wire trades		(701)
Add deferred income taxes, associated with dealer advances		983
Net capital		15,467
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	15,217

As required by the Securities and Exchange Commission (SEC), the Company has filed financial statements in the form prescribed by the SEC on Part II A of the FOCUS report as of December 31, 2010 (Original Filing). A reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December, 31, 2010) is shown below.

		Original filing	Difference from above
Computation of net capital:			
Stockholder's equity	$	75,310	(2)
Deduct nonallowable assets:			
Receivables		(130)	—
Due from affiliates		(52,596)	544
Prepaid service fees and dealer advances		(3,449)	—
Other assets		(3,950)	(542)
Haircuts on securities and outstanding wire trades		(701)	—
Add deferred income taxes, associated with dealer advances		983	—
Net capital		15,467	—
Computation of basic net capital requirement:			
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250	—
Net capital in excess of requirement	$	15,217	—

See accompanying independent auditors' report.

Schedule II

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements for
Broker-Dealers under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2010

(Dollars in thousands)

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2010.

See accompanying independent auditors' report.

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

KPMG

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2010

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Pioneer Investment Management USA Inc. (PIM USA), Pioneer Funds Distributor, Inc. (PFD), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the Specified Parties), solely to assist you and the Specified Parties in evaluating PFD's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pioneer Funds Distributor, Inc.'s management is responsible for PFD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the sum of the amounts per each quarterly Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SEC Mail Processing Section

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

FEB 28 2011

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Washington, DC 110

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041256 FINRA DEC
PIONEER FUNDS DISTRIBUTOR INC 12*12
ATTN AGNES FILOCHA
60 STATE ST 13TH FL
BOSTON MA 02109-1800

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 11,184

B. Less payment made with SIPC-6 filed (exclude interest) (5,731)

7/27/10
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 5,453

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,453

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,453

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pioneer Funds Distributor
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 11.

Vice President & Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 106,929,864
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	33,531
Total additions	33,531
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,432,924
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,587,070
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Cost Reimbursement	89,469,906
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	102,489,900
2d. SIPC Net Operating Revenues	$ 4,473,496
2e. General Assessment @ .0025	$ 11,184

(to page 1, line 2.A.)